

April 22, 2015

Benjamin W. Hulburt
Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

>    **Re:    Eclipse Resources Corporation**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed April 16, 2015**
>    **File No. 333-202037**
>    **Form 10-K for Fiscal Year Ended December 31, 2014**
>    **Filed March 9, 2015**
>    **File No. 1-36511**

Dear Mr. Hulburt:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.    Please be advised that we will not be able to accelerate the effectiveness of registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business and Properties, page 1

Oil and Natural Gas Data, page 6

Proved Reserves Additions and Revisions, page 9

2.      During the fiscal year ended December 31, 2014, extensions and discoveries resulted in an increase of 323,140.1 MMcfe to your proved reserves.  Please tell us how the factors that resulted in the technical revisions to your proved reserve quantities during the year were considered when these extensions and discoveries were recorded.  As part of your response, please explain how recovery of the related quantities of proved reserves was deemed to be reasonably certain in light of the factors that resulted in negative adjustments to your reserve quantities due to "technical revisions."

Proved Undeveloped Reserves (PUDs), page 10

3.      We note you reflected negative proved undeveloped reserve revisions of 25,959.4 MMcfe during 2014, representing approximately 76% of your total proved undeveloped reserves at the beginning of the year.  You also indicated approximately 25,977.5 MMcfe of such negative revisions were due to "technical revisions."  However, it does not appear that you have provided sufficient detail or explanation as to the underlying reasons for this portion of your overall negative revisions.  Accordingly, please revise to provide additional information as to the specific reasons you recorded these negative technical revisions.  We may have additional comments after reviewing your response.  Refer to Item 1203(b) of Regulation S-K.  With your response, please tell us why the revision to proved undeveloped reserves was greater than the similar revision to total proved reserves.

4.      We note that you plan to develop 15% and 3% of your proved undeveloped reserves in the fiscal years ended December 31, 2015 and 2016, respectively.  Please provide us with a schedule showing the percentages of your proved undeveloped reserves that you intend to develop for the following three fiscal years.

5.      Disclosure in your filing states that a reduction in commodity prices from current levels may result in a decrease in your actual capital expenditures.  Please address the impact to capital expenditures necessary to fund the development of your proved undeveloped reserves assuming commodity prices stay at current levels.  Refer to Rule 4-10(a)(31) of Regulation S-X.

Drilling Results, page 12

6.      Please expand your disclosure to also provide the total number of gross and net productive wells separately for oil and gas, as of the end of the year, as required by Item 1208(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

7.      We note the disclosure on page 23 of your Form 10-K stating that lower commodity prices and negative differentials could cause a portion of your development and exploration projects to become uneconomic, which may result in significant downward adjustments to your reserves.  Please expand the disclosure on pages 56-57 of your Form 10-K to address known trends or uncertainties that you reasonably expect will materially affect your proved reserve quantities.  This disclosure should provide information quantifying the expected impact of the current commodity price environment on your reserves and should address the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur.  Refer to Item 303(a)(3)(ii) of Regulation S-K.  For additional guidance, refer to section III.B.3 of SEC Release No. 33-8350.

8.      In connection with your response to the preceding comment, please describe the extent to which the change in budgeted capital expenditures from $640 million to $352 million, as disclosed in your Form 8-K filed April 14, 2015, is expected to affect your reported proved reserve quantities.  Please tell us what types of capital expenditures will be reduced by this change in your budget (e.g., proved developed reserves awaiting turn to sales or completion, proved undeveloped reserves, unproved properties, etc.) and describe any resulting impact to your financial statements.

9.      Please tell us whether, and, if so, how, the capital expenditure reduction will impact the drilling and development schedule underlying your determination of proved undeveloped reserves as of December 31, 2014.  Include a detailed description of any impacts, including:

   •   Planned expenditures and activities by year (including number of wells drilled) before and after the reduction; and,

   •   Reserve volumes as of December 31, 2014 associated with any reduced or deferred activities.

        You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director